News Release 2003-13	June 19, 2003
TSX – QRL – Queenstake Resources Ltd.
SEC file number 0-24096

Queenstake Places $21,000,000 Equity Private Placement

Queenstake has placed a brokered private placement financing of $21,000,000 (approximately US$15.7 million).

The private placement, which remains subject to regulatory approval, will consist of 105,000,000 subscription receipts priced at $0.20 each.  Each subscription receipt is exercisable to acquire one common share and one half a common share purchase warrant (“Warrant’) upon completion of the acquisition by Queenstake of the Jerritt Canyon mine (NR03-10) in accordance with the asset purchase and sale agreement dated May 30, 2003 among the Company, Anglo Gold and Meridian Gold (the “Acquisition”). Each whole Warrant will entitle the holder to purchase one common share at an exercise price of $0.25 for a period of 24 months following completion of the Acquisition.  The financing is being led by the Company’s Canadian agents.

Chris Davie, President and Chief Executive Officer said, “Queenstake has taken another major step toward the successful acquisition of the Jerritt Canyon Mine with the execution of this significant equity financing.   This transaction is the most important event in Queenstake’s history.”

“The Company welcomes its many new institutional and retail investors and will endeavor to make this transaction a success for all stakeholders.  The Company has received tremendous help from the current owners of the Jerritt Canyon joint venture and the Jerritt Canyon mine staff and is well prepared for its new role as a mid-tier gold producer.  Queenstake confidently looks forward to operating and extending the life of the Jerritt Canyon property”.

On closing of the private placement, expected to be on or about June 24, 2003, the proceeds of the private placement will be placed into escrow pending closing of the Acquisition.  If the Acquisition is not completed by July 31, 2003, the escrowed funds, being 100% of the proceeds of the Subscription Receipts plus accrued interest thereon, will be returned to the purchasers thereof.  The Company shall use the net proceeds for the Acquisition, additional exploration, capital expenditures and general corporate purposes.

The Agents also have an option, exerciseable for up to 30 days following closing of the Subscription Receipt Offering, to offer up to 20,000,000 Units at the same price as the Subscription Receipt.  Each Unit will be comprised of one common share and one half Warrant.  Proceeds from the sale of Units will not be subject to escrow.

To complete the Acquisition, a senior financial institution (the “Lender”) has delivered a summary of principal terms and conditions for a US$20 million (approximately C$26.7 million), two year senior secured term loan, subject to a number of conditions.

Queenstake’s shareholders approved all of the share issuances and any potential change of control in connection with the Jerritt Canyon mine acquisition and related financings at the Company’s adjourned and reconvened shareholder meeting on June 16, 2003.

The securities will not be registered under the United States Securities Act of 1933, as amended (the “Act”), and may not be offered or sold in the United States unless registered under the Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer solicitation or sale would be unlawful.

For further information call:

Chris Davie, President and Chief Executive Officer – 303-297-1557

Doris Meyer, Vice President Finance and Chief Financial Officer – 604-516-0566

email – info@queenstake.com    web – www.queenstake.com

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.